NO ACT

PE
12-29-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010707

March 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/4/10

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Ed C. McRory. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ed C. McRory

*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board immediately adopt a compensation policy which restricts the future granting, enlargement, or enhancement of any golden parachute plan, severance agreement or separation payment, provided that such plans, agreements and payments which do not exceed six months salary for the affected executive shall be exempted.

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(7) because it relates to Cascade Financial's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of senior executive officers only or, instead, relates to general compensation policy. It appears, however, that the proposal could be limited to senior executive compensation. Accordingly, unless the proponent provides Cascade Financial with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cascade Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF

KELLER ROHRBACK L.L.P.

December 29, 2009

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cascade Financial Corporation/Shareholder Proposal submitted by Edwin McRory

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. The Company received a shareholder proposal (the "Proposal") from shareholder Edwin McRory (the "Proponent") for inclusion in the Company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that they will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and
- Concurrently sent copies of this correspondence to the Proponent.

KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW.KELLERROHRBACK.COM

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy which restricts the future granting, enlargement, or enhancement of any golden parachute plan, severance agreement or separation payment, provided that any such plans, agreements and payments which do not exceed six months salary for the affected executive shall be exempted.

A copy of the Proposal is attached to this letter as Exhibit A.

Bases for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite;
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations (i.e., general compensation matters); and
- Rule 14a-8(i)(10) which allows a company to exclude a proposal if the company has substantially implemented the proposal.

Rule 14a-8(i)(3): Vague and Indefinite

Under Rule 14a-8(i)(3), a company may omit a proposal if the proposal is contrary to proxy rules. One such proxy rule is Rule 14a-9 which prohibits, in part, the inclusion in proxy materials of any misleading statement. The Staff has often indicated that vague and indefinite proposals are "misleading" and contrary to Rule 14a-9 and can therefore be omitted. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite). Other omitted proposals were deemed indefinite due to the fact that the proposals failed to limit the term of the proposed policy despite the fact that the Proposal, based on the supporting statement, was to address the immediate circumstances of the company. *See SunTrust Banks, Inc.* (Dec. 31, 2008)(where the Staff allowed SunTrust to exclude a proposal under rule 14a-8(i)(3), noting that the Proponent's supporting statement referenced that the proposal was to remain in effect as long as the company was under TARP, yet the proposal itself had no such limitation).

Here, the Company should be allowed to omit the Proposal because it is vague and indefinite as to whom it applies. The Proposal restricts *any* golden parachute plan, severance agreement or separation payment, with a six month exception for executives only. Furthermore, the Supporting Statement only discusses issues related to executives. Because the Supporting Statement only discusses executives, a shareholder may assume that this Proposal only impacts golden parachutes, severance and separation payment for executives, yet as worded the Proposal does much more than limit such payments to executives, instead the Proposal prohibits the payment of severance to *anyone*, with a special carve out for executives. The wording is misleading and could easily confuse a shareholder.

Furthermore, because the Proposal is indefinite as to term, it should be excluded. The supporting statement references the Company's "recent financial performance" and "the difficult market circumstances", yet the Proposal places no end to the compensation restrictions when the bank returns to financial health. Like the omitted proposal in *SunTrust* where the supporting statement referenced the recent finances of SunTrust and no limit was placed on the policy, here the supporting statement references the Company's recent financial performance and yet proposes no condition to terminate the proposed policy. This indefinite timeframe is misleading.

Rule 14a-8(i)(7): Ordinary Business Operations

As explained above, the Proposal impacts compensation matters relating to all Company employees, and therefore the Company should be allowed to omit the resolution pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) allows a company to omit a resolution pertaining to a company's ordinary business operation. In Staff Bulletin No. 14A, the Staff explained its position that under Rule 14a-8(i)(7) companies may exclude proposals relating to general employee compensation matters because they relate to the company's ordinary business operations. *See Pfizer, Inc.* (Dec. 21, 2006)(concluding that a shareholder proposal could be omitted under the rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters); *Amazon.com, Inc.* (Mar. 7, 2005)(where the Staff concluded that the shareholder proposal could be omitted because it pertained to all employees); *Woodward Governor Company* (Aug. 18, 2004)(allowing a shareholder proposal which called for the end of all stock options to be omitted as it pertained to all employees); *Lucent Technologies, Inc.* (Nov. 6, 2001)(explaining that Lucent could omit the proposal seeking to decrease the salaries, remuneration and expenses of "ALL officers and directors" because it pertained to the company's ordinary business operations (i.e., general compensation matters)); *Plexus Corp.* (Aug. 13, 2007)(where the Staff allowed the company to omit a shareholder proposal under rule 14a-8(i)(7) because it related to the ordinary business operations of the company as it related to general compensation matters. (The shareholders attempted to eliminate all stock options)).

The Proposal seeks to limit potential separation and severance plans for all employees. The Proposals states that it will restrict: "*any* golden parachute plan, severance agreement or separation payment". While the Proposal offers an exception to the general rule, this exception applies only to executive officers and not other employees who may be impacted by the Proposal. As in *Lucent Technologies*, the Company should be allowed to omit the Proposal relating to the possible severance and separation packages which may be provided to all employees of the Company.

Rule 14a-8(i)(10): Substantially Implemented

The Company should also be allowed to omit the Proposal because the Company has already substantially implemented the Proposal pursuant to Rule 14a-8(i)(10). When a company demonstrates that it has already acted upon the elements addressed in the proposal, the Staff has agreed that the proposal has been "substantially implemented" and that the proposal may be excluded. *See, e.g., Del Monte Foods Company* (June 3, 2009); *Exxon Mobile Corp.* (Mar. 23, 2009). Additionally, a company does not need to fully effect a proposal for the company to be able to exclude it because it is "substantially implemented". *See, e.g., Del Monte Foods Company* (June 3, 2009); Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983)(explaining that previously the Staff had required a proposal to be "fully effected" to permit the omission of the proposal, however: "The Commission has determined that the previous formalistic application of this provision defeated its purpose.") The key to substantial implementation under Rule 14a-8(i)(10) is that a company must address the shareholder's underlying concerns, even if the "manner" in which the company addressed the shareholder's concern is not exactly the same. *See, e.g., Del Monte Foods Company* (June 3, 2009); *Exxon Mobile Corp.* (Mar. 23, 2009); *Anheuser-Busch Co., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); and *The Talbots Inc.* (Apr. 5, 2002).

On November 21, 2008, the U.S. Government invested in the Company under the Capital Purchase Program ("CPP") as part of the Troubled Asset Relief Program. Under CPP, the Company is subject to the regulations under the Department of Treasury in 31 CFR Part 30. Section 30.9 prohibits the payment of golden parachutes to the CEO and any of the next five most highly compensated employees during the TARP period. As expressed in the supporting statement, the Proponent's apparent concern is focused on a concern that the bank's executives would receive golden parachutes and severance packages in the event of a merger. The most likely executives to receive such packages would be the CEO and the next five most highly compensated employees. Because the Company is in compliance with CPP, it has substantially implemented the policy because those executives most likely to receive a future severance package are already prohibited from receiving one under CPP. While the Proposal attempts to cover more than the CEO and the next five most highly compensated employees, as was explained above regarding Rule 14a-8(i)(3), a proposal may be omitted if it covers the general compensation matters of all employees. Even if the Proponent were to revise the Proposal to cover only the senior executives, then the Proposal has been substantially implemented.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual Meeting to be held in April 2010. Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG/aeh
Attachment
cc: Edwin McRory (via U.S. Mail)
Carol K. Nelson (via email)

EXHIBIT A

THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 2, 2009

Cascade Financial Corporation
2828 Colby Ave.
Everett, WA 98201

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy which restricts the future granting, enlargement, or enhancement of any golden parachute plan, severance agreement or separation payment, provided that any such plans, agreements and payments which do not exceed six months salary for the affected executive shall be exempted.

Supporting Statement for Proposal

The Bank's executives are generously compensated despite the recent financial performance of the Bank. In the event the Board decides to replace executives or if the Bank pursues a merger opportunity, executives should not be entitled to excessively large severance or separation payments. The Bank cannot afford such extravagant commitments which principally benefit the executives who demand them. Such payments can also make merger opportunities more difficult or expensive. Given the difficult market circumstances, a merger may be the shareholders' best option for preservation of their investment in the Bank. Your vote for this proposal will expand the Bank's options and will benefit all of the Bank's shareholders.

Certification

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



Ed C. McRory
5425 Elleray Lane NE
Seattle Washington 98105

For Lars Johnson

I do not expect any more stockholder proposals.

Frank



November 5, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

GARY DAVIS
EDWIN MC RORY
HARTLEY PAUL

Sincerely,



Frank McCord

Ed C. McRory
5425 Elleray Lane NE
Seattle, WA 98105